AM 4-5-2005



05041441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC MAIL PROCESSING RECEIVED MAR 28 2005 WASH DC 202 SECTION

SEC FILE NUMBER
8- 51387

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IRON STREET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 E. IRON AVE.
(No. and Street)

SALINA, KS 67401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT L. HAMMAN 785-827-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BENSON ACCOUNTING, CPA, JOEL BENSON, CPA
(Name – *if individual, state last, first, middle name*)

120 E. IRON AVE. SALINA KS 67401
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ROBERT HAMMAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IRON STREET SECURITIES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENSON ACCOUNTING, CPA
JOEL BENSON, CPA
120 E. IRON AVE.
SALINA, KS 67401
PH: 785-827-3157 FAX: 785-827-3159


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2005
WASH, D.C.
202
SECTION

To the Members of the Regulating Agencies of
IRON STREET SECURITIES, INC.

Ladies and Gentlemen:

I have been contacted by Justin Stites of the Kansas City branch of the NASD in reference to the annual audited financial statements of the above referenced member. It seems that there was some confusion as to the registration of my CPA firm with the Kansas Board of Accountancy.

I have been in contact with the Kansas Board of Accountancy regarding this matter, as has Mr. Stites. At issue were procedural concerns about my firm, between members of the NASD and the Kansas Board of Accountancy regarding firm registration. This was the initial audit of our firm, and according to the Kansas Board of Accountancy, we are not **required** to register our firm until we are subject to the CPA peer review process, which is 18 months after the date of the report for our first attest engagement. As an individual, I am and have been properly licensed to practice as a CPA in the state of Kansas and have recently registered my firm within the proper time frame established by the Kansas Board of Accountancy.

My individual CPA License number in the state of Kansas is #3145.
My Firm Registration number in the state of Kansas is #3725.

I have been asked to re-submit the audit as previously issued with this letter of explanation. No changes have been made to the previously issued auditor's report or financial statements reported thereon. If you should have any questions regarding this information, please do not hesitate to contact the undersigned, Mr. Stites at 816-421-5700, or Susan Somers with the Kansas Board of Accountancy at 785-296-2162.

Very truly yours;



Benson Accounting, CPA

Enclosure: auditor's report and financial statements for **IRON STREET SECURITIES, INC.**

JLB

IRON STREET SECURITIES, INC.
Financial Statements
And
Independent Auditor's Report

December 31, 2004

Table of Contents

	Page
Independent Auditor's Report	3
Form X-17A-5 – Financial & Operational Combined Uniform Report	4
Statement of Cash Flows	12
Notes to the Financial Statements	13
Auditor's Report on Supplemental Information	14
Computation of Net Capital	15
Statement of Net Capital	17
Auditor's Report on Reportable Conditions	18

BENSON ACCOUNTING, CPA
JOEL BENSON, CPA
120 E. IRON AVE.
SALINA, KS 67401
PH: 785-827-3157 FAX: 785-827-3159

Independent Auditor's Report

To the Board of Directors and Stockholders of
IRON STREET SECURITIES, INC.

We have audited the accompanying statement of financial condition of **Iron Street Securities, Inc.** (a Kansas "S" corporation) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Iron Street Securities, Inc.** as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BENSON ACCOUNTING, CPA

By: 
Joel Benson, CPA

February 18, 2005
Salina, KS

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

BENSON ACCOUNTING, CPA
JOEL BENSON, CPA 70

ADDRESS

120 E. IRON AVE. 71	SALINA 72	KANSAS 73	67401 74
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IRON STREET SECURITIES, INC. **N 3** 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/04 99
SEC FILE NO 8-51387 98
Consolidated 198
Unconsolidated X 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 13,645	200			$ 13,645	750
2. Receivables from brokers or dealers:						
A. Clearance account	10,000	295				
B. Other		300	$	550	10,000	810
3. Receivable from non-customers	75,575	355		600	75,575	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 99,220	540	$	740	$ 99,220	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IRON STREET SECURITIES, INC. as of 12/31/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers	52,755	1155		1355	52,755	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other		1205		1385		1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 52,755	1230	$	1450	$ 52,755	1760

Ownership Equity			
21. Sole Proprietorship		$	1770
22. Partnership (limited partners)	($ [1020])		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		25,000	1792
C. Additional paid-in capital		10,000	1793
D. Retained earnings		11,465	1794
E. Total		46,465	1795
F. Less capital stock in treasury			1796
24. TOTAL OWNERSHIP EQUITY		$ 46,465	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 99,220	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IRON STREET SECURITIES, INC.

For the period (MMDDYY) from 010104 [3932] to 123104 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 39,123	3935
	b. Commissions on listed option transactions	25,415	3938
	c. All other securities commissions	188,330	3939
	d. Total securities commissions	252,868	3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts		3952
4.	Profit (loss) from underwriting and selling groups	169,508	3955
5.	Revenue from sale of investment company shares	422,987	3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services	485	3975
8.	Other revenue	48,277	3995
9.	Total revenue	$ 894,125	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	29,370	4120
11.	Other employee compensation and benefits	39,979	4115
12.	Commissions paid to other broker-dealers	665,041	4140
13.	Interest expense		4075
	a. Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses	33,540	4195
15.	Other expenses		4100
16.	Total expenses	$ 767,930	4200

NET INCOME

17.	Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 126,195	4210
18.	Provision for Federal income taxes (for parent only)		4220
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
	a. After Federal income taxes of [4338]		
20.	Extraordinary gains (losses)		4224
	a. After Federal income taxes of [4239]		
21.	Cumulative effect of changes in accounting principles		4225
22.	Net income (loss) after Federal income taxes and extraordinary items	$ 126,195	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IRON STREET SECURITIES, INC.

For the period (MMDDYY) from 01/01/04 to 12/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 90,270	4240
A. Net income (loss)		126,195	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])	170,000	4270
2. Balance, end of period (From item 1800)		$ 46,465	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IRON STREET SECURITIES as of 12/31/04

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 4550

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 AMERITRADE, INC. 4335 X 4570

D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

IRON STREET SECURITIES
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 126,195
Add Non-cash Expense, Depreciation	5,887
Net (Increase) in Receivables	(16,866)
Net Increase in Accounts Payable	7,616
Net Cash Provided/(Used) by Operations	$ 122,832
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Fixed Assets	$ (5,887)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividend Distributions	$ (170,000)
NET INCREASE/ (DECREASE) IN CASH	$ (53,055)
CASH AT BEGINNING OF YEAR	66,700
CASH AT END OF YEAR	$ 13,645

NOTE:

Total interest paid during the fiscal year ending December 31, 2004 was $0. The corporation is an "S" Corporation and pays no income taxes.

The accompanying notes to the Financial Statements are an integral part of this statement

IRON STREET SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2004

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Iron Street Securities, Inc. have been prepared on the accrual basis of accounting. The significant accounting policies followed by the Company are presented below.

Business Activity – Iron Street Securities, Inc. was incorporated on July 30 1997, in the state of Kansas, as a broker/dealer of securities.

Revenue from commissions and sale of investment company shares are recorded on a trade-date basis as securities transactions occur.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and certain reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code by the consent of its stockholders. Under those provisions, the Company does not pay income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on the Company's taxable income.

NOTE B – EMPLOYEE BENEFIT PLAN

The Company has a SIMPLE IRA plan covering all of its eligible employees. All employees who have attained the age of 21 and earn at least $5,000 per year are eligible to participate. The Company may contribute 2% of the employees' wages in the SIMPLE IRA. Employees are immediately 100% vested in all contributions. The employee may elect additional salary deferral in the plan up to $10,500 per year. The Company contributed $1,141.66 to the plan during 2004.

NOTE C – LEASES

The Company rents its facilities, and some of its furniture and equipment from organizations comprised of members of the stockholders' family under a month-to-month agreement. For the year ended December 31, 2004, the Company paid $12,000.00 in rent to the related parties.

BENSON ACCOUNTING, CPA
JOEL BENSON, CPA
120 E. IRON AVE.
SALINA, KS 67401
PH: 785-827-3157 FAX: 785-827-3159

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTAL INFORMATION

To the Board of Directors and Shareholders
of Iron Street Securities, Inc.

Our report on our audit of the basic financial statements of Iron Street Securities, Inc. for 2004 appears on page 3. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 15 to 17, inclusive, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Benson Accounting, CPA

Salina, KS
February 18, 2005

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IRON STREET SECURITIES, INC. as of 12/31/04

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 46,465	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			46,465	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 46,465	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)			0	3630
8.	Net capital before haircuts on securities positions			$ 46,465	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(0)	3740
10.	Net Capital			$ 46,465	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IRON STREET SECURITIES, INC. as of 12/31/04

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)	$	3,517	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	41,465	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	41,189	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	52,755	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	52,755	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	114	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

IRON STREET SECURITIES, INC.
STATEMENT OF NET CAPITAL
For the Year Ended December 31, 2004

COMPUTATION OF NET CAPITAL IS AS FOLLOWS:

Cash	$ 13,645
Depository accounts with brokers or dealers – Clearance Account	10,000
Receivables from non-customers	75,575
Other Assets	0
Total Assets	$ 99,220
Less: Non-Allowable Assets	0
Total Allowable Assets	$ 99,220
Payable to non-customers	$ (52,755)
Total Liabilities	$ (52,755)
Net Capital	$ 46,465

NOTE:

Iron Street Securities, Inc. computation of net capital per the focus report dated December 31, 2004 is also $46,465.

BENSON ACCOUNTING, CPA
JOEL BENSON, CPA
120 E. IRON AVE.
SALINA, KS 67401
PH: 785-827-3157 FAX: 785-827-3159

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors and Shareholders
of Iron Street Securities, Inc.

Our report on our audit of the basic financial statements of Iron Street Securities, Inc. for 2004 appears on page 3. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 15 to 17, inclusive, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Benson Accounting, CPA

Salina, KS
February 18, 2005